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                                                                 Exhibit 99(A)7
FOR IMMEDIATE RELEASE

CONTACT:       EITHNE EGAN               JOE ORLANDO
               LOGICA                    IMEDIA, INC.
               617-476-8000              973-267-8500
               EGANE@LOGICA.COM          JOE@IMEDIANET.COM


          LOGICA ACCEPTS ALL SHARES TENDERED IN CASH TENDER OFFER FOR
                       CARNEGIE GROUP, ANNOUNCES RESULTS,
                              AND COMPLETES MERGER

Lexington, MA--November 5, 1998--Logica plc today announced that its indirect wholly owned subsidiary, Logica Acquisition Corp., accepted for payment all shares validly tendered (including shares subject to guaranteed delivery procedures) in its cash tender offer for all outstanding shares of common stock of Carnegie Group, Inc. The tender offer expired in accordance with its terms at 12:00 midnight, New York City time, on Wednesday, November 4, 1998.

According to a preliminary count by the Depositary, as of the expiration of the tender offer, 6,189,879 shares of Carnegie Group, Inc., representing approximately 94.3% of the total shares outstanding, had been tendered, including 1,800 shares tendered pursuant to guaranteed delivery procedures.

Additionally, Logica Acquisition Corp. has merged with and into Carnegie Group with Carnegie Group being the surviving corporation and a wholly owned subsidiary of Logica Inc. Pursuant to the merger, all non-tendering stockholders of Carnegie Group (other than stockholders who exercise appraisal rights under Delaware law) will receive $5.00 per share, the same price paid in the tender offer.

Carnegie Group, Inc. is a leading provider of customer relationship management and advanced decision support solutions, based in Pittsburgh, Pennsylvania. The acquisition provides Logica with an expanded national presence and new regional offices in Pittsburgh, Denver, Washington, New Jersey, Atlanta, Oakland, and St. Louis for better access to its growing client roster. This further solidifies Logica's position in providing leading edge customer relationship management solutions to its financial services, telecommunications, energy and utilities, and automotive clients in the United States and globally. It also allows Logica to offer Carnegie Group's advanced decision support capabilities and technologies to its global clients.

"This is part of Logica's strategy to lead the market in customer relationship management," said Corey V. Torrence, President and CEO of Logica Inc. "By building on the strong relationships and reputation established by Carnegie Group, Logica can now establish a new standard in delivering value to our clients." Torrence added that the two companies have already begun working together on several opportunities in the customer relationship and advanced decision support areas as evidence of their synergistic relationship.

"With Logica we knew we were getting involved with a winner," said Dennis Yablonsky, CEO of Logica Carnegie Group. "And, based upon the activities taking place since the announcement and subsequent planning it has become even clearer that our clients and people will benefit from this merger."

Logic Carnegie Group, as the new Logica division will be known, will continue to be headed by Mr. Yablonsky. Mr. Yablonsky will remain based in Pittsburgh and will report directly to Mr. Torrence.

Logica is a leading provider of business engineered, content-rich solutions primarily for the Energy & Utilities, Telecommunications, Financial Services and Automotive markets. The company's expertise is in systems integration, consulting, products and core process out-tasking/applications management. In collaboration with its partners around the world, Logica helps its clients achieve sustainable, profitable growth, by maximizing the value of their core assets. Logica's success is driven by its people, and is delivered through focused industry, process and application expertise enabled by technology. The company offers its products and services through innovative, flexible business partnerships and measures its success by the impact it has on its clients' results.
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With its North American headquarters in Lexington, MA, Logica has over 850 staff based in North America and offices in Atlanta, Dearborn, Denver, Fort
Lauderdale, Houston, Pittsburgh, New Jersey, New York, Oakland, Orlando, San Francisco, St. Louis, Toronto, Washington D.C. and Williamsburg.

Logica plc was founded in London in 1969 and now has offices in 23 countries and 7,000 employees worldwide. Today Logica is a leading international computer consultancy, systems integration and software company with clients across diverse markets including finance, telecommunications, energy and utilities, industry, government, defense, transport and space. For the fiscal year ended June 1998, Logica's revenue was $790 million ((Pounds) 473 million).

Logica's home page can be found at http://www.logica.com.

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